Ms. Ellie Bavaria
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

By Edgar	November 7, 2013

Dear Ms. Bavaria

Hungary

Registration Statement under Schedule B
File No. 333-191209

On behalf of Hungary, we hereby request that the effectiveness of Hungary’s Registration Statement No. 333-191209 be accelerated to 9:00 a.m., Friday, November 8, or as soon thereafter as possible.

Please call Jeff Cohen at 212 903 9014 should you require any additional information or have any questions.

Yours sincerely,

/s/ István Töröcskei
Name:	Mr. István Töröcskei
Title:	Chief Executive Officer

Company seal: Government Debt Management Agency Private Company Limited by Shares

cc:	Dr. Zsolt Szita
Jeffrey C. Cohen